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                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-106838


            Corporate Property Associates 16 - Global Incorporated
                        Supplement Dated June 18, 2004
                       To Prospectus Dated May 18, 2004

   This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 17, 2004.

                        DESCRIPTION OF THE PROPERTIES

CASTLE ROCK INDUSTRIES, INC., PROFESSIONAL CHEMICALS CORPORATION, T&G MANAGEMENT SERVICES, INC. AND WINDSOR INDUSTRIES, INCORPORATED

      ACQUISITION

                On June 2, 2004 we acquired, through a subsidiary, certain real properties in Englewood, Colorado and Chandler, Arizona. Concurrently with the acquisition, we leased the properties to, Castle Rock Industries, Inc., Professional Chemicals Corporation, T&G Management Services, Inc., and Windsor Industries, Incorporated (as joint and several tenants) pursuant to a triple-net lease.

      PURCHASE TERMS

                The purchase price of the properties, including the acquisition fee payable to Carey Asset Management Corp. is $13,696,335, an amount less than the appraised value of the properties. We paid an acquisition fee of $342,408 and an acquisition expense allowance of $61,482 at closing to Carey Asset Management Corp. Carey Asset Management Corp. will also receive a deferred fee of $273,927, payable in each of the next four years, but only if we satisfy the preferred return.

      DESCRIPTION OF LEASE

                The lease is triple-net and in financeable form. The tenants will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the properties. The initial lease term is for 20 years, followed by four additional terms of 5 years each, at the option of the tenants. The initial annual rent is $1,327,620 per annum, payable quarterly in advance in equal installments of $331,905 each. Additionally, the lease provides for annual rent to be increased every year after the first year, reflecting the increase in the CPI during the preceding year.

      DESCRIPTION OF FINANCING

                We will endeavor to secure mortgage financing in the amount of approximately $9,000,000 for the properties at a fixed interest rate of approximately 7.5% and for a term of not less than 10 years amortized over a period of approximately 30 years. There can be no assurance that we will be successful in securing mortgage financing on the terms described.

      DESCRIPTION OF CASTLE ROCK INDUSTRIES, PROFESSIONAL CHEMICALS CORPORATION, T&G MANAGEMENT SERVICES, INC., AND WINDSOR INDUSTRIES, INCORPORATED

                Castle Rock Industries is a holding company for Professional Chemicals Corporation, T&G Management Services, Inc., and Windsor Industries, Incorporated. Windsor Industries, Incorporated and Professional Chemicals Corporation are operating companies in Colorado and Arizona respectively, involved in the manufacture of professional floor cleaning products, equipment and chemicals.